Exhibit 1.01

Conflict Minerals Report of The Kroger Co.

For the calendar-year reporting period ended December 31, 2015

This is the Conflict Minerals Report (“Report”) of The Kroger Co. (“Kroger” or “we”) for calendar year 2015 in accordance with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD thereunder (collectively, the “Rule”).  Please refer to the text of the Rule and the release of the SEC adopting the Rule, SEC Release No. 34-67716, for definitions of the terms used in this Report, unless otherwise defined herein.

In accordance with the Rule, Kroger undertook a good faith reasonable country of origin inquiry with respect to those Conflict Minerals contained in products that we either manufactured or contracted with non-affiliated third parties to manufacture, which we believe are necessary to the functionality or production of those products (“necessary Conflict Minerals”). As part of this process, we reviewed private label products contracted by us to be manufactured by non-affiliated third parties during the reporting period that might or do contain one or more necessary Conflict Minerals (the “Covered Products”).  The Covered Products are items in the following categories: jewelry, indoor home décor and lighting, and outdoor yard décor. We further assumed that the Conflict Minerals contained in those products are or may be necessary to the functionality or production of the products. As a company that primarily contracts with others to manufacture products that contain Conflict Minerals, Kroger is several levels removed from both the actual mining, and subsequent processing by smelters or refiners, of Conflict Minerals. Kroger does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). Given the complexity of our supply chain, we necessarily have to rely on our direct suppliers for information regarding the origination of Conflict Minerals.

Our Conflict Minerals compliance program in effect during 2015 was designed to follow the supplier engagement framework adopted by the Organization for Economic Co-Operation and Development in their Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the accompanying Supplements for the “3T’s” (tin, tungsten and tantalum) and gold (“OECD Due Diligence Guidance”). Our reasonable country of origin inquiry utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative’s Conflict Minerals Reporting Template (the “EICC/GeSI Template”) to survey our first-tier suppliers. The template was designed by EICC and GeSI, under the auspices of the OECD Due Diligence Guidance as part of their joint Conflict-Free Sourcing Initiative, to facilitate disclosure and communication of information regarding the supply chain of a downstream company like Kroger.

We previously adopted the Kroger Conflict Minerals Policy, which is publicly available on our website at www.thekrogerco.com/vendors-suppliers. The policy sets forth Kroger’s expectations that our third party suppliers will actively support our compliance efforts by: (1) sourcing Conflict Minerals only from facilities located outside of the Covered Countries or that have been identified via audit by an independent third party as “conflict free” if mined or processed in the Covered Countries; (2) completing the EICC/GeSI questionnaire; (3) making available information on its due diligence used in determining the source of any conflict minerals upon Kroger’s request; and (4) developing policies, due diligence frameworks, and management systems that are consistent with our policy.

During 2015 we continued the process of ensuring existing and new vendors complete the conflict minerals survey.  The survey included the EICC/GeSI Template and contained questions regarding (1) the origin of any Conflict Minerals provided by the supplier, (2) the supplier’s due diligence regarding the source of any Conflict Minerals, (3) the supplier’s conflict-free policy, if any, (4) the supplier’s engagement with its direct suppliers, and (5) the smelters or refiners used by the supplier and its suppliers.  Based on the survey responses we have received to date, we have seen no indication that any of the suppliers responding to our survey are sourcing or have sourced Conflict Minerals from any of the Covered Countries.

Based on information provided by the suppliers, the Covered Products that may contain gold or tin are jewelry and home décor and the Covered Products that may contain tungsten are jewelry, lighting and outdoor yard décor items. The responses included varying degrees of information regarding the names and locations of smelters or refiners used by the suppliers. However, there was not sufficient information to conclusively determine the countries of origin of all of the necessary Conflict Minerals contained in the Covered Products, or whether these necessary Conflict Minerals were derived from recycled or scrap sources.

Based on our reasonable country of origin inquiry, Kroger does not have any reason to believe Conflict Minerals used in any of its private label products were sourced from one of the Covered Countries.  Because there is no reason to believe the Conflict Minerals may not have come from reputable sources, no further investigation into the origin was completed, and this Report was not subjected to an independent private sector audit.

We intend to continue to implement steps to improve both the quality and amount of the information gathered from our suppliers through the reasonable country of origin inquiry to further mitigate the risk that any necessary Conflict Minerals benefit or finance armed groups in any of the Covered Countries.  Steps we took in 2015 include the following:

•                  Completion of the Conflict Minerals questionnaire is required during the supplier registration process for all manufacturing partners producing private label products for Kroger.

•                  Added additional supplier facing electronic tools on our supplier website to further educate potential suppliers of general merchandise of our Conflict Mineral Policy.

•                  We hired a senior manager of general merchandise regulatory compliance. The senior manager is responsible for the coordination of all conflict mineral reporting and will provide internal associate training concerning our Conflict Minerals Policy.

•                  We hired a senior manager of global sourcing for the general merchandise business unit, including home fashion and outdoor categories identified as having conflict minerals used in the production or manufacturing of product. Responsibilities for this position include vetting direct import factories.  Factory approvals include the acknowledgement and understanding of our Conflict Minerals Policy as outlined in our Standard Vendor Agreement.

Current and near term steps include, but are not limited to, the following:

•                  Suppliers identified as using Conflict Minerals in the manufacturing process are subject to third party independent audit at our discretion, which may include review of supplier’s management services, materials review, traceability and record keeping concerning Conflict Minerals.

•                  Engage with suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide the requested information for 2016.

•                  Continue to engage with existing and new suppliers to educate them about the Rule and our Conflict Minerals Policy and to ensure compliance.

•                  Continue to partner with overseas agents with offering Conflict Mineral training to international suppliers for general merchandise categories.

•                  Continue to streamline internal compliance and risk management procedures to, among other things, address vendor non-responsiveness and non-compliance.

•                  Contact the smelters and refiners identified as a result of the supply-chain survey and request their participation in a program such as the EICC/GeSI Conflict Free Smelter Program to obtain a “compliant” designation if such facilities do not appear on the EICC/GeSI or other industry organizations’ lists of “compliant” smelters or refiners (e.g., the London Bullion Market Association, the Responsible Jewelry Council, etc.).

•                  Where we become aware of a supplier that is not complying with our Conflict Minerals Policy, we will engage with that supplier to find a remedy and, if necessary, find an alternative source of the applicable Conflict Minerals.